The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and they are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-202489

Subject to Completion

Preliminary Prospectus Supplement dated May 3, 2016

PROSPECTUS    SUPPLEMENT

(To Prospectus dated March 4, 2015)

             Depositary Shares

Each Representing a 1/400th Interest

in a Share of        % Fixed-to-Floating Non-Cumulative

Perpetual Preferred Stock, Series C

We are offering              depositary shares each representing a 1/400th ownership interest in a share of our         % Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (“Series C preferred stock”), with a liquidation preference of $10,000 per share of Series C preferred stock (equivalent to $25 per depositary share). As a holder of depositary shares, you will be entitled to all rights and preferences of the Series C preferred stock (including dividend, voting, redemption and liquidation rights) in proportion to your investment in the underlying shares of Series C preferred stock. You must exercise these rights through the depositary.

We will pay dividends on the Series C preferred stock, when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors). Dividends will accumulate and be payable from the original date of issuance to, but excluding, May 1, 2026, at a rate of         % per annum, payable quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2016. From, and including, May 1, 2026, dividends will accumulate and be payable at a floating rate equal to three-month LIBOR (as defined herein) plus a spread of             basis points per annum, payable quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2026. Upon payment of any dividends on the Series C preferred stock, holders of depositary shares are expected to receive such dividends in proportion to their investment in the depositary shares representing such Series C preferred stock.

Dividends on the Series C preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series C preferred stock for any Dividend Period (as defined herein) prior to the related Dividend Payment Date (as defined herein), that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series C preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

We may redeem the Series C preferred stock at our option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after May 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein). If we redeem the Series C preferred stock, the depositary is expected to redeem a proportionate number of depositary shares.

Currently no market exists for the depositary shares. We have filed an application to list the depositary shares on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “IBKCO.” If the application is approved, trading of the depositary shares on NASDAQ is expected to begin within 30 days after the date of initial issuance of the depositary shares.

Neither the depositary shares nor the Series C preferred stock is a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and neither is insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Investing in the depositary shares involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement and page 1 of the accompanying prospectus, as well beginning on page 13 of our most recent Annual Report on Form 10-K.

	Per Share	Total(1)
Public offering price(2)	$	$
Underwriting discounts and commissions(3)	$	$
Proceeds, before expenses, to us	$	$

(1)	Assumes no exercise of the underwriters’ over-allotment option described below.
(2)	Plus accrued dividends from the original date of issuance, which is expected to be on or about May , 2016.

(3)	Reflects depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $ per share, and depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $ per share.

We have granted the underwriters an option to purchase up to an additional                 depositary shares within 30 days after the date of this prospectus supplement at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

The underwriters expect to deliver the depositary shares in book-entry form only, through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank S.A./N.V. (“Euroclear”), as operator of the Euroclear System, against payment on or about May                , 2016.

Neither the Securities and Exchange Commission, any state securities commission, Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA Merrill Lynch

The date of this prospectus supplement is May                     , 2016.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our depositary shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus supplement is not a prospectus for the purposes of the Directive 2003/71/EC (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”). This prospectus supplement has been prepared on the basis that all offers of depositary shares offered hereby made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of such depositary shares.

In the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” The depositary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such depositary shares will be engaged in only with, Relevant Persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and the accompanying prospectus or their contents.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in our depositary shares. See “Where You Can Find Additional Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to IBERIABANK Corporation and its wholly owned subsidiaries.

IBERIABANK Corporation

Company Overview. IBERIABANK Corporation, a Louisiana corporation, is a financial holding company. We are the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana; Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas (“Lenders Title”); IBERIA Capital Partners, LLC, a corporate finance services firm (“ICP”); 1887 Leasing, LLC, a holding company for our aircraft; IBERIA Asset Management, Inc. (“IAM”), which provides wealth management and trust services to high net worth individuals, pension funds, corporations and trusts; 840 Denning, LLC, which invests in a commercial rental property; IBERIA CDE L.L.C. (“CDE”), which invests in purchased tax credits; and IBERIABANK Mortgage Company, which originates, funds and sells one-to-four family residential mortgage loans. As of December 31, 2015, we operated 320 combined locations, including 218 bank branch offices and three loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, and Georgia, 22 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 68 locations in ten states. We also had eight wealth management locations in five states and one ICP office in Louisiana. As of December 31, 2015, we had total consolidated assets of $19.5 billion, total deposits of $16.2 billion and shareholders’ equity of $2.5 billion.

IBERIABANK offers commercial and retail banking products and services to customers throughout locations in seven states. IBERIABANK provides these products and services in Louisiana, Alabama, Florida, Arkansas, Tennessee, Georgia and Texas. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, trust services, cash management, deposit and annuity products. Certain of our non-bank subsidiaries engage in financial services-related activities, including brokerage services, sales of variable annuities, and wealth management services. Lenders Title offers a full line of title insurance and closing services throughout Arkansas and Louisiana. ICP provides equity research, institutional sales and trading, and corporate finance services throughout the energy industry. 1887 Leasing, LLC, owns an aircraft used by management of the Company and its subsidiaries. IAM provides wealth management advisory services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number at that office is (337) 521-4003. Our website is located at www.iberiabank.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

The financial information for the three months ended March 31, 2016 that is contained in this prospectus supplement is preliminary and, as a result, during the course of our preparation of our complete consolidated financial statements as of and for the three months ended March 31, 2016, we may identify items that would require us to make adjustments to the preliminary financial results presented in this prospectus supplement. In addition, Ernst & Young LLP, our independent registered public accounting firm, has not performed review procedures of this financial information.

During the first quarter ended March 31, 2016, we recorded income available to common shareholders of $40 million, or $0.97 fully diluted earnings per share and $1.01 fully diluted operating earnings per share. During the first quarter ended March 31, 2016, we incurred non-operating expenses net of non-operating revenue and income taxes of $2 million, or $0.04 per share.

Highlights for the first quarter of 2016 and March 31, 2016

•	Energy-related loans (“energy loans”) increased $51 million, or 7%, from December 31, 2015 and accounted for 5% of total loans as of March 31, 2016. As of March 31, 2016, $46 million in energy loans were held on non-performing status (6% of total energy loans), an increase from $8 million as of December 31, 2015. As of March 31, 2016, we had approximately $39 million in aggregate reserves for energy loans and unfunded commitments, an increase of $13 million, or 48%, since December 31, 2015. As of March 31, 2016, energy related reserves equated to 5.4% of energy loans outstanding. We had no energy loans past due as of March 31, 2016 and incurred no energy-related charge-offs in the first quarter ended March 31, 2016. Exclusive of energy loans, our general asset quality improved on a linked quarter basis (compared to December 31, 2015) and on a year-over-year basis (compared to March 31, 2015).

•	Our energy loans primarily consist of commercial real estate loans and commercial and industrial loans. In addition, our home equity lines of credit (HELOCs) and certain other portfolios may include limited exposures to the energy sector, which may result in higher credit losses due to adverse business conditions, market disruptions or greater volatility in the energy sector.

•	Our net interest margin increased ten basis points to 3.64% for the first quarter ended March 31, 2016 compared to 3.54% for the first quarter ended March 31, 2015. Our cash margin improved 20 basis points compared to the first quarter ended March 31, 2015.

•	Compared to the first quarter ended March 31, 2015, operating revenues for the first quarter ended March 31, 2016 increased $43 million, or 24%, while operating expenses increased $12 million, or 10%. The tangible efficiency ratio improved from 68.5% for the first quarter ended March 31, 2015 to 60.3% for the first quarter ended March 31, 2016.

•	During the first quarter ended March 31, 2016, we closed or consolidated 19 branches, and incurred $2 million in pre-tax non-operating expenses associated with such closures and consolidations.

•	Total loans grew $124 million, or 1%, from December 31, 2015 to March 31, 2016. Legacy loan growth, which excludes all assets covered under FDIC loss share agreements and other non-covered acquired assets, increased $338 million, or 3% (12% annualized rate), from December 31, 2015 and $370 million, or 3% (14% annualized rate), from the average balance for the fourth quarter ended December 31, 2015.

•	Total deposits increased $82 million, or less than 1%, from December 31, 2015 and decreased $348 million, or 2%, from the average balance for the fourth quarter ended December 31, 2015. Non-interest-bearing deposits increased $132 million, or 3%, from December 31, 2015 and decreased $72 million, or 2%, from the average balance for the fourth quarter ended December 31, 2015. The loan-to-deposit ratio was 88.9% as of March 31, 2016, a slight increase from 88.6% as of December 31, 2015.

Operating Results

On a linked quarter basis (compared to the fourth quarter ended December 31, 2015), average loan volume (including the FDIC loss share receivable) increased $165 million, or 1%, and the associated yield increased one basis point. Over the same period, average legacy loans increased $370 million, or 3%, with an increase in yield of ten basis points, and acquired loans (including the FDIC loss share receivable) decreased $205 million, or 6%, and the yield decreased 13 basis points. All other average earning assets, including investment securities, mortgage loans held for sale, and interest-bearing deposits in other institutions, increased a total of $20 million, or less than 1% during the same period.

On a linked quarter basis, average earning assets increased $185 million, or 1%, and the average earning asset yield remained stable. Average interest-bearing liabilities increased $161 million, or 1%, and the cost of interest-bearing liabilities remained constant over the same period. As a result, the net interest spread and margin were each unchanged. On a linked quarter basis, tax-equivalent net interest income increased $0.2 million, or less than 1%. One less business day in the first quarter ended March 31, 2016 compared to the fourth quarter ended December 31, 2015 suppressed net interest income in the first quarter ended March 31, 2016 by approximately $1.5 million.

In the first quarter ended March 31, 2016, non-interest income increased $3 million, or 6%, compared to the fourth quarter ended December 31, 2015. Non-operating non-interest income totaled $0.2 million in the first quarter ended March 31, 2016, similar to the fourth quarter ended December 31, 2015. Operating non-interest income increased $3 million, or 6%, on a linked quarter basis.

In the first quarter ended March 31, 2016, we originated $516 million in residential mortgage loans, a decrease of $42 million, or 8%, on a linked quarter basis. Client loan refinancing opportunities accounted for approximately 23% of mortgage loan applications in the first quarter ended March 31, 2016, which was stable on a linked quarter basis. We sold $488 million in mortgage loans during the first quarter ended March 31, 2016, a decrease of $109 million, or 18%, on a linked quarter basis. Loans held for sale increased from $166 million as of December 31, 2015, to $193 million as of March 31, 2016. The mortgage origination locked pipeline increased $118 million, or 52%, from December 31, 2015 to $345 million as of March 31, 2016, and increased $66 million, or 24%, compared to March 31, 2015. The improvement of mortgage income by $3 million, or 19%, on a linked quarter basis was primarily the result of higher volumes of the mortgage origination locked pipeline and mortgage loans held for sale, and an improvement in the gain on sale margin.

Non-interest expense decreased $2 million, or 1%, on a linked quarter basis, while non-operating expense declined $2 million and operating expense increased $1 million, or less than 1%.

Provision for loan losses increased $3 million, or 27%, on a linked quarter basis to $15 million.

Capital Position

As of March 31, 2016, our preliminary Tier 1 leverage ratio was 9.4%, a decrease of 11 basis points compared to December 31, 2015. Our preliminary calculation of total risk-based capital ratio as of March 31, 2016 was 12.2%, an increase of seven basis points compared to December 31, 2015. During the first quarter ended March 31, 2016, the remaining 25% of trust preferred securities included in our Tier 1 capital ratio as of December 31, 2015 was phased into Tier 2 capital. As a result, the negative impact on Tier 1 capital ratios was approximately 18 basis points. No impact on our total risk-based capital ratio was associated with this change.

On March 14, 2016, we declared a quarterly cash dividend of $0.34 per common share. On January 4, 2016, we declared a semi-annual cash dividend for the depositary shares we issued on August 5, 2015, each representing a 1/400th ownership interest in a share of our Series B preferred stock (as defined below), of $0.805 per depositary share.

Non-GAAP Reconciliation

Below is a reconciliation of fully diluted operating earnings per share to net income per share for the three months ended March 31, 2016:

For the Three Months Ended March 31, 2016(1)
Net income per share	$0.97
Non-interest income adjustments per share:
Non-interest expense adjustments per share:
Severance expenses	0.01
Impairment of long-lived assets, net of loss on sale	0.01
Other non-operating non-interest expense	0.02

Total non-interest expense adjustments per share	0.04

Operating earnings per share (Non-GAAP)	$1.01

(1)	Figures are based on after-tax amounts, which are computed using a marginal tax rate of 35%

The Offering

The following summary contains summary information about the depositary shares, Series C preferred stock and this offering and is not intended to be complete. It does not contain all the information that you should consider before deciding whether to invest in the depositary shares. For a complete understanding of the depositary shares and Series C preferred stock, you should read the sections of this prospectus supplement entitled “Description of Series C Preferred Stock” and “Description of Depositary Shares.”

Issuer	IBERIABANK Corporation, a Louisiana corporation and a financial holding company.

Securities Offered	depositary shares ( depositary shares if the underwriters exercise their over-allotment option in full) each representing a 1/400th ownership interest in a share of our % Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, with a liquidation preference of $10,000 per share of Series C preferred stock (equivalent to $25 per depositary share). Each holder of depositary shares will be entitled to all rights and preferences of the Series C preferred stock (including dividend, voting, redemption and liquidation rights) in proportion to such holder’s investment in the underlying shares of Series C preferred stock.

We may from time to time, without notice to or the consent of holders of the Series C preferred stock, issue additional shares of Series C preferred stock, provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series C preferred stock. In the event we issue additional shares of Series C preferred stock, we will cause a corresponding number of additional depositary shares to be issued.

Dividends	Holders of the Series C preferred stock will be entitled to receive, only when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10,000 per share of Series C preferred stock, and no more, at a rate equal to (1) % per annum (equivalent to $ per depositary share per annum), for each quarterly Dividend Period (as defined below) occurring from, and including, the original issue date of the Series C preferred stock to, but excluding, May 1, 2026 (the “Fixed Rate Period”), and (2) thereafter, three-month LIBOR (as defined herein) plus a spread of basis points per annum, for each quarterly Dividend Period beginning May 1, 2026 (the “Floating Rate Period”). A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the shares of Series C preferred stock to, but excluding, the next succeeding Dividend Payment Date.

Dividends on the Series C preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series C preferred stock for any Dividend Period prior to the related Dividend Payment Date, that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series C preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

See “Description of Series C Preferred Stock—Dividends.”

Dividend Payment Dates	When, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), we will pay cash dividends on the Series C preferred stock quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year (each such date, a “Dividend Payment Date”), beginning on August 1, 2016.

See “Description of Series C Preferred Stock—Dividends.”

Priority Regarding Dividends	So long as any share of Series C preferred stock remains outstanding,

(1)	no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined herein), subject to certain exceptions,

(2)	no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly, subject to certain exceptions, nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and

(3)	no shares of Parity Stock (as defined herein), including the 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B preferred stock”), will be repurchased, redeemed or otherwise acquired for consideration by us, subject to certain exceptions, during a Dividend Period, unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series C preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside.

See “Description of Series C Preferred Stock—Priority Regarding Dividends.”

Redemption	The Series C preferred stock is not subject to any mandatory redemption, sinking fund or other similar provision.

We may redeem the Series C preferred stock at our option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date (as defined herein) on or after May 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein). If we redeem the Series C preferred stock, the depositary is expected to redeem a proportionate number of depositary shares. See “Description of Series C Preferred Stock—Redemption.”

Neither the holders of Series C preferred stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series C preferred stock.

Liquidation Rights	Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of Series C preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors and creditors and subject to the rights of holders of any securities ranking senior to the Series C preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series C preferred stock and all Parity Stock, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

See “Description of Series C Preferred Stock—Liquidation Rights.”

Voting Rights	Holders of the Series C preferred stock will have no voting rights with respect to matters that generally require the approval of our voting common shareholders. Holders of the Series C preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series C preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of the Articles of Amendment creating the Series C preferred stock (the “Articles of Amendment”) or our Articles of Incorporation (the “Articles”), including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series C preferred stock, (iii) two directors, following non-payments of dividends of at least six or more quarterly Dividend Periods, and (iv) as otherwise required by applicable law.

See “Description of Series C Preferred Stock—Voting Rights.”

Ranking	With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the Series C preferred stock will rank:

•	senior to our common stock and any other class or series of preferred stock that by its terms ranks junior to the Series C preferred stock;

•	equally with all existing and future series of preferred stock that does not by its terms so provide, including the Series B preferred stock; and

•	junior to all existing and future indebtedness and other liabilities and any class or series of preferred stock that expressly provides in the Articles of Amendment creating such preferred stock that such series ranks senior to the Series C preferred stock (subject to any requisite consents prior to issuance).

No Maturity	The Series C preferred stock does not have any maturity date, and we are not required to redeem the Series C preferred stock at any time. Accordingly, the Series C preferred stock will remain outstanding perpetually, unless and until we decide to redeem it and, if required, receive prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to do so.

Preemptive and Conversion Rights	None.

Listing	We have filed an application to list the depositary shares on the NASDAQ under the symbol “IBKCO.” If the application is approved, trading of the depositary shares on NASDAQ is expected to begin within 30 days after the date of initial issuance of the depositary shares.

Tax Consequences	For discussion of certain United States federal income tax consequences relating to the depositary shares, see “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We intend to use the net proceeds of this offering of depositary shares for general corporate purposes, including to fund repurchases of our common stock, possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and investments in our subsidiaries to support our continued growth.

Risk Factors	See “Risk Factors” beginning on page S-13 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the depositary shares.

Depositary, Registrar and Transfer Agent	Computershare Trust Company, N.A. will be the depositary, transfer agent and registrar for the Series C preferred stock.

Conflicts of Interest	IBERIA Capital Partners L.L.C., which is our wholly-owned subsidiary, may receive a brokerage commission in relation to certain depositary shares. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Summary Historical Financial Data

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and accompanying prospectus. The selected consolidated financial data as of and for the years ended December 31, 2012 and 2011 is derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement and accompanying prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period.

This summary historical financial data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2015, and with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus.

	As of and For the Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2013	2012	2011
Income Statement Data:(1)
Interest and dividend income	$646,858	$504,815	$437,197	$445,200	$420,327
Interest expense	59,100	44,704	46,953	63,450	82,069

Net interest income	587,758	460,111	390,244	381,750	338,258
Provision for loan losses	30,908	19,060	5,145	20,671	25,867

Net interest income after provision for loan losses	556,850	441,051	385,099	361,079	312,391
Non-interest income	220,393	173,628	168,958	175,997	131,859
Non-interest expense	570,305	473,614	472,796	432,185	373,731

Income before income tax expense	206,938	141,065	81,261	104,891	70,519
Income tax expense	64,094	35,683	16,133	28,496	16,981

Net income	$142,844	$105,382	$65,128	$76,395	$53,538

Earnings per common share—basic	$3.69	$3.31	$2.20	$2.59	$1.88
Earnings per common share—diluted	3.68	3.30	2.20	2.59	1.87
Cash dividends declared per common share	1.36	1.36	1.36	1.36	1.36
Balance Sheet Data:(1)
Total assets	$19,504,068	$15,757,904	$13,365,550	$13,129,678	$11,757,928
Cash and cash equivalents	510,267	548,095	391,396	970,977	573,296
Loans, net of unearned income	14,327,428	11,441,044	9,492,019	8,498,580	7,388,037
Investment securities	2,899,214	2,275,813	2,090,906	1,950,066	1,997,969
Goodwill and other intangible assets, net	765,655	548,130	425,442	429,584	401,888
Deposits	16,178,748	12,520,525	10,737,000	10,748,277	9,289,013
Borrowings	667,064	1,248,996	961,043	726,422	848,276
Shareholders’ equity	2,498,835	1,852,148	1,530,346	1,529,868	1,482,661
Book value per share(2)	58.87	55.37	51.38	51.88	50.48
Tangible book value per share(2)(4)	40.35	39.08	37.15	37.34	36.80

	As of December 31,
	2015	2014	2013	2012	2011
Key Ratios:(1)(3)
Return on average assets	0.78%	0.72%	0.50%	0.63%	0.49%
Return on average common equity	6.41	6.17	4.26	5.05	3.77
Return on average tangible common equity (Non-GAAP)(4)(5)	9.65	9.04	6.17	7.21	5.30
Equity to assets at end of period	12.81	11.75	11.45	11.65	12.61
Earning assets to interest-bearing liabilities at end of period	142.28	135.15	132.74	124.93	121.74
Interest rate spread(6)	3.41	3.40	3.26	3.43	3.34
Net interest margin (TE)(6)(7)	3.55	3.51	3.38	3.58	3.51
Non-interest expense to average assets	3.10	3.24	3.64	3.57	3.43
Efficiency ratio(8)	70.57	74.73	84.60	77.49	79.50
Tangible operating efficiency ratio (TE) (Non-GAAP)(5)(7)(8)	64.54	68.37	74.53	73.31	72.85
Common stock dividend payout ratio	38.46	42.05	62.11	52.50	73.61

Asset Quality Data (Legacy):(1)(9)
Non-performing assets to total assets at end of period(10)	0.42%	0.41%	0.61%	0.69%	0.86%
Allowance for credit losses to non-performing loans at end of period(10)	209.41	246.26	175.35	150.57	132.98
Allowance for credit losses to total loans at end of period	0.96	0.91	0.95	1.10	1.40

Consolidated Capital Ratios:(1)
Tier 1 leverage capital ratio	9.52%	9.35%	9.70%	9.70%	10.45%
Common Equity Tier 1 (CET 1)	10.07	N/A	N/A	N/A	N/A
Tier 1 risk-based capital ratio	10.70	11.17	11.57	12.92	14.94
Total risk-based capital ratio	12.14	12.30	12.82	14.19	16.20

(1)	Data for the year ended December 31, 2011 is impacted by our acquisitions of OMNI BANCSHARES, Inc. and Cameron Bancshares, Inc. on May 31, 2011 and Florida Trust Company on June 14, 2011. Data for the year ended December 31, 2012 is impacted by our acquisition of Florida Gulf Bancorp, Inc. on July 31, 2012. Data for the year ended December 31, 2014 is impacted by our acquisitions of certain assets and liabilities of Trust One—Memphis on January 17, 2014, Teche Holding Company on May 31, 2014, and First Private Holdings, Inc. on June 30, 2014. Data for the year ended December 31, 2015 is impacted by our acquisitions of Florida Bank Group, Inc. on February 28, 2015, Old Florida Bancshares, Inc. on March 31, 2015, and Georgia Commerce Bancshares, Inc. on May 31, 2015.
(2)	Shares used for book value purposes are net of shares held in treasury as of December 31, 2014, 2013, 2012 and 2011.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Return on average tangible common equity and tangible operating efficiency ratio (TE) are determined by methods other than in accordance with GAAP. Our management uses these non-GAAP financial measures in their analysis of our performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt that, in management’s opinion can distort period-to-period comparisons of our performance.

Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of our core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included in the tables below:

Return on average tangible common equity

	Year Ended December 31,
	2015	2014	2013	2012	2011
Return on average common equity	6.41%	6.17%	4.26%	5.05%	3.77%
Effect of intangibles	3.24	2.87	1.91	2.16	1.53
Return on average tangible common equity (Non-GAAP)	9.65%	9.04%	6.17%	7.21%	5.30%

Tangible operating efficiency ratio (TE)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Efficiency ratio	70.57%	74.73%	84.50%	77.49%	79.50%
Effect of tax benefit related to tax-exempt income, amortization of intangibles and non-operating items	6.03	6.36	9.97	4.18	10.83
Tangible operating efficiency ratio (TE) (Non-GAAP)	64.54%	68.37%	74.53%	73.31%	72.85%

(6)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average net earning assets.
(7)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(8)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.
(9)	Asset Quality Data (Legacy) exclude acquired loans.
(10)	Non-performing loans consist of non-accruing loans and loans 90 days or more past due. Non-performing assets consist of non-performing loans and repossessed assets.

RISK FACTORS

An investment in the depositary shares involves certain risks relating to the Series C preferred stock, the depositary shares and the Company. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2015, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the depositary shares and the loss of all or part of your investment.

You are making an investment decision about both the depositary shares and the Series C preferred stock.

As described in this prospectus supplement, we are issuing depositary shares representing fractional interests in shares of Series C preferred stock. The depositary will rely solely on the payments it receives on the Series C preferred stock to fund all payments on the depositary shares. You should carefully review the information in this prospectus supplement regarding both of these securities before making an investment decision.

The Series C preferred stock will be an equity security and will be subordinate to our existing and future indebtedness.

The shares of Series C preferred stock will be equity interests and will not constitute indebtedness of ours. This means that the depositary shares, which represent fractional interests in shares of Series C preferred stock, will rank junior to all our existing and future indebtedness and our other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation.

As of December 31, 2015, our total liabilities were approximately $17.0 billion, and we may incur additional indebtedness in the future to increase our capital resources. Additionally, if our capital ratios or the capital ratios of our banking subsidiary fall below minimum ratios required by the Federal Reserve, we or our banking subsidiary could be required to raise additional capital by making additional offerings of debt securities, including medium-term notes, senior or subordinated notes, or other applicable securities. The Series C preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below in “Risk Factors—Holders of the Series C preferred stock and the depositary shares will have limited voting rights.” Further, our existing and future indebtedness may restrict the payment of dividends on the Series C preferred stock.

Additional issuances of preferred stock or securities convertible into preferred stock may further dilute existing holders of the depositary shares.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders, including issuing additional shares of Series C preferred stock or additional depositary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over the Series C preferred stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Although the affirmative vote or consent of the holders of at least two thirds of all outstanding shares of the

Series C preferred stock is required to authorize or issue any shares of capital stock senior in rights and preferences to the Series C preferred stock, if we issue preferred stock in the future with voting rights that dilute the voting power of the Series C preferred stock or depositary shares, the rights of holders of the depositary shares or the market price of the depositary shares could be adversely affected. The market price of the depositary shares could decline as a result of these other offerings, as well as other sales of a large block of depositary shares, Series C preferred stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series C preferred stock are not entitled to preemptive rights or other protections against dilution.

The Series C preferred stock may be junior in rights and preferences to our future preferred stock.

The Series C preferred stock may rank junior to preferred stock issued in the future that by its terms is expressly senior in rights and preferences to the Series C preferred stock, although the affirmative vote or consent of the holders of at least two thirds of all outstanding shares of the Series C preferred stock is required to authorize or issue any shares of stock senior in rights and preferences to the Series C preferred stock. The terms of any future preferred stock expressly senior to the Series C preferred stock may restrict dividend payments on the Series C preferred stock.

Dividends on the Series C preferred stock are discretionary and non-cumulative.

Dividends on the Series C preferred stock are discretionary and will not be cumulative. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series C preferred stock in respect of a dividend period, then no dividend shall be deemed to have accumulated for such dividend period, no dividend shall be payable on the applicable Dividend Payment Date or accumulate, and we will have no obligation to pay any dividend for that dividend period at any time, whether or not our board of directors (or a duly authorized committee of our board of directors) declares a dividend on the Series C preferred stock or any other class or series of our capital stock for any future dividend period, including the Series B preferred stock. In addition, under the Federal Reserve’s capital rules, dividends on the Series C preferred stock may only be paid out of our net income, retained earnings or surplus related to other additional Tier 1 capital instruments.

Our ability to declare and pay dividends is subject to statutory and regulatory restrictions.

We are subject to statutory and regulatory limitations on our ability to declare and pay dividends on the Series C preferred stock. In particular, dividends on the Series C preferred stock will be subject to our receipt of any required prior approval by the Federal Reserve (if then required) and to the satisfaction of conditions set forth in the capital adequacy requirements of the Federal Reserve applicable to dividends on the Series C preferred stock. Under the Federal Reserve’s capital rules, dividends on the Series C preferred stock may only be paid out of our net income, retained earnings or surplus related to other additional Tier 1 capital instruments.

The Series C preferred stock may be redeemed at our option, and you may not be able to reinvest the redemption price you receive in a similar security.

Subject to the approval of the Federal Reserve (if then required), at our option, we may redeem the Series C preferred stock at any time, either in whole or in part, for cash, on any Dividend Payment Date on or after May 1, 2026. We may also redeem the Series C preferred stock at our option, subject to the approval of the Federal Reserve (if then required), at any time, in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” such as a proposed change in law or regulation after the initial issuance date with respect to whether the Series C preferred stock qualifies as an “additional Tier 1 capital” instrument. Although the terms of the Series C preferred stock have been established at issuance to satisfy the criteria for “additional Tier 1 capital” instruments consistent with Basel III as set forth in the joint final rulemaking issued in July 2013 by the Federal Reserve, the FDIC and the Office of the Comptroller of the

Currency, it is possible that the Series C preferred stock may not satisfy the criteria set forth in future rulemakings or interpretations. As a result, a regulatory capital treatment event could occur whereby we would have the right, subject to prior approval of the Federal Reserve (if then required), to redeem the Series C preferred stock in accordance with its terms prior to May 1, 2026, or any date thereafter.

If we redeem the Series C preferred stock for any reason, you may not be able to reinvest the redemption proceeds you receive in a similar security. See “Description of Series C Preferred Stock—Redemption” for more information on redemption of the Series C preferred stock.

Investors should not expect us to redeem the Series C preferred stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series C preferred stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and is not redeemable at the option of the holders of the Series C preferred stock or the holders of the related depositary shares offered by this prospectus supplement. The Series C preferred stock may be redeemed by us at our option, either in whole or in part, for cash, on any Dividend Payment Date on or after May 1, 2026, or in whole, but not in part, at any time within 90 days of the occurrence of a regulatory capital treatment event (as defined herein). Any decision we may make at any time to propose a redemption of the Series C preferred stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

In addition, our right to redeem the Series C preferred stock is subject to limitations. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series C preferred stock is subject to prior approval of the Federal Reserve. We cannot assure you that the Federal Reserve will approve any redemption of the Series C preferred stock that we may propose. There also can be no assurance that, if we propose to redeem the Series C preferred stock without replacing such capital with common equity Tier 1 capital or additional Tier 1 capital instruments, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series C preferred stock without replacing it with common equity Tier 1 capital or additional Tier 1 capital instruments, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and to pay principal and interest on our outstanding debt, is dividends from our commercial banking subsidiary, IBERIABANK. There are statutory and regulatory limitations on the payment of dividends by IBERIABANK to us, as well as by us to our shareholders. Regulations of both the Federal Reserve and the Louisiana Office of Financial Institutions affect the ability of IBERIABANK to pay dividends and other distributions to us and to make loans to us. If IBERIABANK is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the depositary shares each representing an interest in a share of the Series C preferred stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of the Series C preferred stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. As of December 31, 2015, our subsidiaries’ total deposits and borrowings were approximately $16.7 billion.

If we defer payments on our outstanding junior subordinated notes under the indentures governing those securities, we will be prohibited from making distributions on or redeeming our Series C preferred stock.

The terms of our outstanding junior subordinated notes prohibit us from declaring or paying any dividends or distributions on the Series C preferred stock, or redeeming, purchasing, acquiring or making a liquidation payment on the Series C preferred stock, at any time when we elect to defer the payment of interest on those junior subordinated notes and while any such accumulated and unpaid interest remains unpaid.

Holders of the Series C preferred stock and the depositary shares will have limited voting rights.

Holders of the Series C preferred stock will have no voting rights with respect to matters that generally require the approval of our voting common shareholders. Holders of the Series C preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series C preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of our Articles or Articles of Amendment, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of the Series C preferred stock, (iii) two directors, following non-payments of dividends of at least six or more quarterly Dividend Periods, and (iv) as otherwise required by applicable law. See “Description of Series C Preferred Stock—Voting Rights.”

Holders of the depositary shares must act through the depository to exercise any voting rights of the Series C preferred stock. Although each depositary share is entitled to 1/400th of a vote, the depositary can only vote whole shares of Series C preferred stock. While the depositary will vote the maximum number of whole shares of Series C preferred stock in accordance with the instructions it receives, any remaining fractional votes of holders of the depositary shares will not be voted. See “Description of Depositary Shares—Voting.”

We cannot assure you that a liquid trading market for our depositary shares will develop, and you may find it difficult to sell any of the depositary shares you hold.

We have filed an application to list the depositary shares on the NASDAQ under the symbol “IBKCO.” If the application is approved, trading of the depositary shares on NASDAQ is expected to begin within 30 days after the date of initial issuance of the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares. However, they are not obligated to do so and may discontinue any market making in the depositary shares at any time in their sole discretion. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity. We cannot assure you that you will be able to sell any depositary shares you may hold at a particular time or at a price that you find favorable.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares.

Future trading prices of the depositary shares will depend on many factors, including:

•	whether we declare or fail to declare dividends on the Series C preferred stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the fact that our Series C preferred stock or depositary shares are not initially rated by any credit rating agencies;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally; and

•	the market for similar securities.

Accordingly, the depositary shares may trade at a discount to the price per share paid for such shares even if a secondary market for the depositary shares develops.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including repurchases of our common stock, future acquisitions, our working capital needs and investments in our subsidiaries, our management retains significant discretion with respect to the use of proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses. In addition, if we use the funds to acquire other businesses, there can be no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

An investment in the depositary shares and the Series C preferred stock is not an insured deposit.

The depositary shares and the Series C preferred stock are equity securities and are not bank deposits or savings accounts and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in the depositary shares and the Series C preferred stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, if you acquire the depositary shares and the Series C preferred stock, you may be at risk of losing some or all of your investment.

The Series C preferred stock and the depositary shares will not be rated.

We do not intend to have the Series C preferred stock or the depositary shares rated by any rating agency. Unrated securities usually trade at a discount to similar, rated securities. As a result, there is a risk that the depositary shares may trade at a price that is lower than it might otherwise trade if rated by a rating agency. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series C preferred stock or the depositary shares in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series C preferred stock and the depositary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference into it that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk;

•	statements of our ability to achieve financial and other goals; and

•	statements related to expected returns and other benefits of the mergers.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, monetary and supervisory policies of banking regulators, legislative and regulatory proposals and changes, and risks related to our operational, technological and organizational infrastructure. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section beginning on page S-13 of this prospectus supplement and the “Risk Factors” sections contained in our reports to the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into this prospectus.

The cautionary statements in this prospectus supplement and the accompanying prospectus, and any documents incorporated by reference herein or therein also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus supplement and the prospectus, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds for this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, in each case after deducting estimated expenses and underwriting discounts and commissions. We intend to use the net proceeds of this offering of depositary shares for general corporate purposes, including to fund repurchases of our common stock, possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and investments in our subsidiaries to support our continued growth. We currently have no definitive agreements or arrangements regarding any future acquisitions. The net proceeds may be invested temporarily in cash or short-term marketable securities until they are applied.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Our consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends for each of the periods shown below are as follows:

	Year Ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges:
Including interest on deposits	4.50	4.16	2.73	2.65	1.86
Excluding interest on deposits	18.25	13.15	8.32	8.45	7.12
Ratio of earnings to combined fixed charges and preferred dividends:
Including interest on deposits	4.50	4.16	2.73	2.65	1.86
Excluding interest on deposits	18.25	13.15	8.32	8.45	7.12

For purposes of calculating the ratios, earnings are the sum of:

•	income before income tax expense; and

•	fixed charges.

For purposes of calculating the ratios, fixed charges are the sum of:

•	interest and debt expenses, including interest on deposits, and, in the second alternative shown above, excluding interest on deposits; and

•	that portion of net rental expense deemed to be the equivalent to interest on long-term debt.

On August 5, 2015, we issued an aggregate 3.2 million depositary shares, each representing a 1/400th ownership interest in a share of our Series B preferred stock. On January 4, 2016, we declared a semi-annual cash dividend of $0.805 per depositary share, which was paid on February 1, 2016.

CAPITALIZATION

The following table sets forth our capitalization as of:

•	December 31, 2015 on an actual basis; and

•	December 31, 2015 on an as-adjusted basis, to give effect to the sale of depositary shares, each representing a 1/400th ownership interest in a share of our % Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, and after deducting the underwriting discounts and our estimated offering expenses (but excluding the underwriters’ option to purchase additional depositary shares solely to cover over-allotments, if any).

	As of December 31, 2015
	Actual	As-Adjusted
	(Dollars in thousands except share data)
Long-Term Debt
Federal Home Loan Bank notes	$136,628		$136,628
Notes payable—Investment fund contribution	83,709		83,709
Junior subordinated debt	120,110		120,110

Long-term debt	$340,447		$340,447

Shareholders’ Equity
Preferred stock, $1.00 par value; authorized 5,000,000 shares
6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, liquidation preference $10,000 per share; 8,000 shares issued, actual and 8,000 shares issued, as adjusted	$76,812		$76,812
% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, liquidation preference $10,000 per share; none issued, actual, and shares issued, as adjusted	—
Common stock, $1.00 par value; authorized 100,000,000 shares; 41,139,537 shares issued, actual and 41,139,537 shares issued, as adjusted	41,140		41,140
Additional paid-in capital	1,797,982		1,797,982
Retained earnings	584,486		584,486
Accumulated other comprehensive loss	(1,585)		(1,585)
Less treasury stock, at cost, 0 shares, actual and 0 shares, as adjusted	—		—

Total shareholders’ equity	$2,498,835	$

Total capitalization	$2,839,282	$

DESCRIPTION OF SERIES C PREFERRED STOCK

The following description summarizes the material terms of the Series C preferred stock, and supplements the description of the general terms and provisions of our serial preferred stock set forth under “Description of Our Capital Stock—Preferred Stock” beginning on page 6 of the accompanying prospectus.

The following summary of the terms and provisions of the Series C preferred stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Articles, which we have previously filed with the SEC, and the Articles of Amendment, which will be included as an exhibit to documents that we file with the SEC. If any information regarding the Series C preferred stock contained in the Articles or the Articles of Amendment is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in the Articles or Articles of Amendment, as applicable, will apply and supersede information in this prospectus supplement and the accompanying prospectus.

General

The Articles authorize us to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, and our board of directors is authorized to fix the number of shares of each series and determine the rights, designations, preferences, privileges, limitations and restrictions of any such series.

On August 5, 2015, we issued an aggregate of 3,200,000 depositary shares, each representing a 1/400th ownership interest in a share of the 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $10,000 per share of the Series B preferred stock and an aggregate liquidation preference of $80.0 million, all of which are outstanding as of the date of this prospectus supplement. The holders of the Series B preferred stock are entitled to receive noncumulative cash dividends at a rate of 6.625% per annum, payable semi-annually, and from, and including the original issue date of the Series B preferred stock to, but excluding August 1, 2025, and thereafter at a floating rate equal to three-month LIBOR plus a spread of 426.2 basis points per annum, payable quarterly, as, and if, declared by our board of directors (or a duly authorized committee of our board of directors). The rights and preferences of the Series B preferred stock are substantially the same as the Series C preferred stock.

The “        % Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C” will be designated as one series of our authorized preferred stock. We are offering              depositary shares, representing              shares of Series C preferred stock in the aggregate (or              depositary shares, representing              shares of Series C preferred stock if the underwriters exercise in full their over-allotment option to purchase additional depositary shares from us). The Series C preferred stock, upon issuance against full payment of the purchase price for the depositary shares, will be fully paid and nonassessable. We may from time to time, without notice to or the consent of holders of the Series C preferred stock, issue additional shares of Series C preferred stock, provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series C preferred stock. In the event we issue additional shares of Series C preferred stock, we will cause a corresponding number of additional depositary shares to be issued.

The depositary will initially be the sole holder of the Series C preferred stock. The holders of depositary shares will be required to exercise their proportional rights in the shares of Series C preferred stock through the depositary, as described in “Description of Depositary Shares” in this prospectus supplement.

Ranking

With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the Series C preferred stock will rank (i) senior to our common stock and any other class or series of preferred stock that by its terms ranks junior to the Series C preferred stock, (ii) equally with all existing or future series of preferred stock that does not by its terms so provide, including the Series B preferred stock, and (iii) junior to all existing and future indebtedness and other liabilities and any class or series of preferred stock that expressly provides in the Articles of Amendment creating such preferred stock that such series ranks senior to the Series C preferred stock (subject to any requisite consents prior to issuance).

The Series C preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase the Series C preferred stock. The preferred stock is not secured, is not guaranteed by us or any of our affiliates and is not subject to any other arrangement that legally or economically enhances the ranking of the Series C preferred stock.

Dividends

Holders of the Series C preferred stock will be entitled to receive, only when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10,000 per share of Series C preferred stock, and no more, at a rate equal to (1)         % per annum (equivalent to $             per depositary share per annum), for each quarterly Dividend Period occurring from, and including, the original issue date of the Series C preferred stock to, but excluding, May 1, 2026 (the “Fixed Rate Period”), and (2) thereafter, three-month LIBOR plus a spread of              basis points per annum, for each quarterly Dividend Period beginning May 1, 2026 (the “Floating Rate Period”). A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the issue date of the shares of Series C preferred stock to, but excluding, the next succeeding Dividend Payment Date.

When, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), we will pay cash dividends on the Series C preferred stock quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year (each such date, a “Dividend Payment Date”), beginning on August 1, 2016. We will pay cash dividends to the holders of record of shares of the Series C preferred stock as they appear on our stock register on the applicable record date, which shall be the fifteenth calendar day before that Dividend Payment Date or such other record date fixed by our board of directors (or a duly authorized committee of the board of directors) that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date on or prior to May 1, 2026 is a day that is not a business day (as defined below), then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. If any Dividend Payment Date after May 1, 2026 is a day that is not a business day, then the Dividend Payment Date will be the immediately succeeding business day unless such day falls in the next calendar month, in which case the Dividend Payment Date will instead be the immediately preceding day that is a business day, and dividends will accumulate to the Dividend Payment Date as so adjusted. A “business day” for the Fixed Rate Period means any weekday in New York, New York that is not a day on which banking institutions in those cities are authorized or required by law, regulation, or executive order to be closed. A “business day” for the Floating Rate Period means any weekday in New York, New York that is not a day on which banking institutions in those cities are authorized or required by law, regulation, or executive order to be closed, and additionally, is a London banking day (as defined below).

We will calculate dividends on the Series C preferred stock for the Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. We will calculate dividends on the Series C preferred stock for the Floating Rate Period on the basis of the actual number of days in a Dividend Period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series C preferred stock will cease to accumulate after the redemption date, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series C preferred stock called for redemption.

Dividends on the Series C preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series C preferred stock for any Dividend Period prior to the related Dividend Payment Date, that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series C preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

Dividends on the Series C preferred stock will accumulate from the issue date at the then-applicable dividend rate on the liquidation preference amount of $10,000 per share (equivalent to $25 per depositary share). If we issue additional shares of the Series C preferred stock, dividends on those additional shares will accumulate from the issue date of those additional shares at the then-applicable dividend rate.

The dividend rate for each Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Dividend Period, which date is the “dividend determination date” for the relevant Dividend Period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Once the dividend rate for the Series C preferred stock is determined, the calculation agent will deliver that information to us and the transfer agent. Absent manifest error, the calculation agent’s determination of the dividend rate for a Dividend Period for the Series C preferred stock will be final. A “London banking day” is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three month period, as that rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant dividend determination date.

If no offered rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, in consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent in consultation with us will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable Dividend Period in an amount of at least $1,000,000. If three quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

Priority Regarding Dividends

So long as any share of Series C preferred stock remains outstanding,

(1) no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined below) (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan);

(2) no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3) no shares of Parity Stock will be repurchased, redeemed or otherwise acquired for consideration by us (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series C preferred stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for other Parity Stock or Junior Stock), during a Dividend Period, unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series C preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. The foregoing limitations do not apply to purchases or acquisitions of our Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of our employment, severance, or consulting agreements) of ours or of any of our subsidiaries adopted before or after the date of this prospectus supplement.

Except as provided below, for so long as any share of Series C preferred stock remains outstanding, we will not declare, pay, or set aside for payment full dividends on any Parity Stock unless we have paid in full, or set aside payment in full, in respect of all accumulated dividends for all Dividend Periods for outstanding shares of preferred stock. To the extent that we declare dividends on the Series C preferred stock and on any Parity Stock but cannot make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of Series C preferred stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of Series C preferred stock and (1) in the case of cumulative Parity Stock the aggregate of the accumulated and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared but unpaid dividends due on any such Parity Stock. No interest will be payable in respect of any dividend payment on Series C preferred stock that may be in arrears.

As used in this prospectus supplement, “Junior Stock” means our common stock and any other class or series of our capital stock over which the Series C preferred stock has preference or priority in the payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up, and “Parity Stock” means any other class or series of our capital stock that ranks on a par with the Series C preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up, which includes the Series B preferred stock and any other class or series of our stock hereafter authorized that ranks on a par with the Series C preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors (or a duly authorized committee of our board of directors), may be declared and paid on our common stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series C preferred stock will not be entitled to participate in those dividends.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of Series C preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors, and creditors and subject to the rights of holders of any securities ranking senior to the Series C preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series C preferred stock and all Parity Stock, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

Our merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up. If we enter into any merger or consolidation transaction with or into any other entity and we are not the surviving entity in such transaction, the Series C preferred stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series C preferred stock set forth in this prospectus supplement and the accompanying prospectus.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series C preferred stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary’s voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against that subsidiary. In addition, holders of the Series C preferred stock (and of depositary shares representing the Series C preferred stock) may be fully subordinated to interests held by the U.S. Government in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

Conversion Rights

The Series C preferred stock is not convertible into or exchangeable for any other of our property, interests or securities.

Redemption

The Series C preferred stock is not subject to any mandatory redemption, sinking fund or other similar provision.

Neither the holders of Series C preferred stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series C preferred stock. In addition, under the Federal Reserve Board’s risk-based capital rules applicable to bank holding companies, any redemption of the Series C preferred stock is subject to prior approval of the Federal Reserve Board.

Optional Redemption

We may redeem the Series C preferred stock, in whole or in part, at our option, for cash, on any Dividend Payment Date on or after May 1, 2026, with not less than 30 days’ and not more than 60 days’ notice (“Optional Redemption”), subject to the approval of the appropriate federal banking agency, at the redemption price provided below. Dividends will not accumulate on those shares of Series C preferred stock on and after the redemption date.

Redemption Following a Regulatory Capital Event

We may redeem the Series C preferred stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event, subject to the approval of the appropriate federal banking agency, at the redemption price provided below (“Regulatory Event Redemption”). A “Regulatory Capital Treatment Event” means a good faith determination by us that, as a result of any:

•	amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series C preferred stock;

•	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the Series C preferred stock; or

•	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of the Series C preferred stock there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the Series C preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve Board (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series C preferred stock is outstanding. Dividends will not accumulate on the shares of Series C preferred stock on and after the redemption date.

Redemption Price

The redemption price for any redemption of Series C preferred stock, whether an Optional Redemption or Regulatory Event Redemption, will be equal to $10,000 per share of Series C preferred stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Redemption Procedures

If we elect to redeem any shares of Series C preferred stock, we will provide notice to the holders of record of the shares of Series C preferred stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of Series C preferred stock or the depositary shares representing the shares of Series C preferred stock are held in book-entry form through DTC, we may give this notice in any manner permitted by DTC). Any notice given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of Series C preferred stock designated for redemption will not affect the redemption of any other shares of Series C preferred stock. Each notice of redemption shall state:

•	the redemption date;

•	the redemption price;

•	if fewer than all shares of Series C preferred stock are to be redeemed, the number of shares of Series C preferred stock to be redeemed; and

•	the manner in which holders of Series C preferred stock called for redemption may obtain payment of the redemption price in respect to those shares.

If notice of redemption of any shares of Series C preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series C preferred stock so called for redemption, then from and after the redemption date such shares of Series C preferred stock will no longer be deemed outstanding, all dividends with respect to such shares of Series C preferred stock shall cease to accumulate after the redemption date and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the Series C preferred stock at the time outstanding, the shares of Series C preferred stock to be redeemed will be selected either pro rata or by lot or in such other manner as our board of directors (or a duly authorized committee of our board of directors) determines to be fair and equitable. Subject to the provisions set forth in this prospectus supplement and the accompanying prospectus, the board of directors (or a duly authorized committee of our board of directors) will have the full power and authority to prescribe the terms and conditions upon which shares of Series C preferred stock may be redeemed from time to time.

Voting Rights

Registered owners of Series C preferred stock will not have any voting rights, except as set forth below or as otherwise required by applicable law.

Whenever dividends payable on the Series C preferred stock or any other class or series of preferred stock ranking equally with the Series C preferred stock, including the Series B preferred stock, as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been conferred and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series C preferred stock voting as a class with holders of shares of any other series of our preferred stock ranking equally with the Series C preferred stock, including the Series B preferred stock, as to payment of dividends, and upon which like voting rights have been conferred and are exercisable (“Voting Parity Stock”), will be entitled to vote for the election of two additional directors of our board of directors on the terms set forth below (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). Holders of all series of our Voting Parity Stock will vote as a single class. In the event that the holders of the shares of the Series C preferred stock are entitled to vote as described in this paragraph, the number of members of our board of directors at the time will be increased by two directors, and the holders of the Series C preferred stock will have the right, as members of that class, as outlined above, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series C preferred stock or any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for our next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of the NASDAQ Global Select Market (or any other exchange on which our securities may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall our board of directors include more than two Preferred Stock Directors.

When we have paid full dividends on the Series C preferred stock for the equivalent of at least four quarterly Dividend Periods following a Nonpayment, the voting rights described above will terminate, except as expressly provided by law. The voting rights described above are subject to re-vesting upon each and every subsequent Nonpayment.

Upon termination of the right of the holders of the Series C preferred stock and Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time by the holders of record of a majority of the outstanding shares of the Series C preferred stock (together with holders of any Voting Parity Stock) when they have the voting rights described in this prospectus supplement and the accompanying prospectus.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

So long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of the Series C preferred stock and any Voting Parity Stock, voting together as a class, authorize, create or issue any capital stock ranking senior to the Series C preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. So long as any shares of the Series C preferred stock remain outstanding, we will not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the Series C preferred stock, amend, alter or repeal any provision of the Articles of Amendment or our Articles, including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series C preferred stock.

Notwithstanding the foregoing, none of the following will be deemed to affect the powers, preferences or special rights of the Series C preferred stock:

•	any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Series C preferred stock as to dividends or distribution of assets upon our liquidation, dissolution or winding up;

•	a merger or consolidation of us with or into another entity in which the shares of the Series C preferred stock remain outstanding; and

•	a merger or consolidation of us with or into another entity in which the shares of the Series C preferred stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have powers, preferences and special rights that are not materially less favorable than the Series C preferred stock.

Voting Rights under Louisiana Law

Louisiana law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to our Articles that would, among other things, effect an exchange or reclassification of all or part of the shares of the class into shares of another class; change the rights, preferences, or limitations of all or part of the shares of the class; or cancel or otherwise affect rights to distributions that have accumulated but not yet been authorized on all or part of the shares of the class. If any such proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock, but would not so affect the entire class of preferred stock, only the shares of the series affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that are provided for in the Articles of Amendment creating the Series C preferred stock.

Depositary, Transfer Agent, and Registrar

Computershare Trust Company, N.A. will be the depositary, transfer agent, and registrar for the Series C preferred stock.

Calculation Agent

We will appoint a calculation agent for the Series C preferred stock prior to the commencement of the Floating Rate Period.

DESCRIPTION OF DEPOSITARY SHARES

The following summary of the terms and provisions of the depositary shares does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the deposit agreement and form of depositary receipt, which will be included as exhibits to documents that we file with the SEC. If any information regarding the deposit shares contained in the deposit agreement and form of depositary receipt is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in the deposit agreement and form of depositary receipt, as applicable, will apply and supersede information in this prospectus supplement and the accompanying prospectus.

General

We are offering depositary shares representing proportional fractional interests in shares of the Series C preferred stock. Each depositary share represents a 1/400th interest in a share of the Series C preferred stock, and will be evidenced by depositary receipts, as described under “Book-Entry Procedures and Settlement” in this prospectus supplement. We will deposit the underlying shares of Series C preferred stock with a depositary pursuant to a deposit agreement among us, Computershare Trust Company, N.A., acting as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all the powers, preferences and special rights of the Series C preferred stock, as applicable, in proportion to the applicable fraction of a share of Series C preferred stock those depositary shares represent.

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintain for this purpose. DTC is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the section entitled “Book-Entry Procedures and Settlement.”

Listing

We have filed an application to list the depositary shares on NASDAQ under the symbol “IBKCO.” If the application is approved, trading of the depositary shares on NASDAQ is expected to begin within 30 days after the date of initial issuance of the depositary shares. See “Underwriting (Conflicts of Interest).” The Series C preferred stock will not be listed, and we do not expect that there will be any trading market for the Series C preferred stock except as represented by depositary shares.

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/400th of the dividend declared and payable on each share of Series C preferred stock.

The depositary will distribute all dividends and other cash distributions received on the Series C preferred stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. In the event of a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that we pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series C preferred stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series C preferred stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series C preferred stock until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series C preferred stock represented by the depositary shares.

Our merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Redemption of Depositary Shares

If we redeem the Series C preferred stock, in whole or in part, as described above under “Description of Series C Preferred Stock—Redemption—Optional Redemption,” depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series C preferred stock held by the depositary. The redemption price per depositary share will be 1/400th of the redemption price per share payable with respect to the Series C preferred stock (or $25 per depositary share), plus, as applicable, any accumulated and unpaid dividends on the shares of the Series C preferred stock called for redemption for the then-current Dividend Period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If we redeem shares of the Series C preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series C preferred stock so redeemed. If we redeem less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot. In any case, the depositary will redeem depositary shares only in increments of 400 depositary shares and multiples thereof. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series C preferred stock and the related depositary shares.

Voting

Because each depositary share represents a 1/400th ownership interest in a share of Series C preferred stock, holders of depositary receipts will be entitled to vote 1/400th of a vote per depositary share under those limited circumstances in which holders of the Series C preferred stock are entitled to vote, as described above in “Description of Series C Preferred Stock—Voting Rights.”

When the depositary receives notice of any meeting at which the holders of the Series C preferred stock are entitled to vote, the depositary will provide the information contained in the notice to the record holders of the depositary shares relating to the Series C preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series C preferred stock, may instruct the depositary to vote the amount of the Series C preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series C preferred stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series C preferred stock, it will abstain from voting with respect to such shares (but shall appear at the meeting with respect to such shares unless directed to the contrary).

Withdrawal of Series C Preferred Stock

Upon surrender of depositary shares at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of shares of Series C preferred stock and all money and other property, if any, represented by such depositary shares. Only whole shares of Series C preferred stock may be withdrawn. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of Series C preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of Series C preferred stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary shares therefor.

Resignation and Removal of the Depositary

The depositary may resign at any time by delivering to us notice of its election to resign. We may also remove or replace a depositary at any time. Any resignation or removal will take effect upon the earlier of the appointment of a successor depositary and 30 days following such notice. We will appoint a successor depositary within 30 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying Series C preferred stock. Neither we nor the depositary will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under the deposit agreement. The obligations of ours and a depositary under the deposit agreement will be limited to performing their duties without bad faith, gross negligence or willful misconduct. Neither we nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying Series C preferred stock unless they are furnished with satisfactory indemnity. Both we and the depositary may rely on the written advice of counsel or accountants, or information provided by holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party. In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

We will issue the depositary shares under a book-entry system in the form of one or more global depositary receipts. We will register the global depositary receipts in the name of Cede & Co., as a nominee for DTC, or such other name as may be requested by an authorized representative of DTC. The global depositary receipts will be deposited with the depositary.

Following the issuance of the depositary shares in book-entry only form, DTC will credit the accounts of its participants with the depositary shares upon our instructions. DTC will thus be the only registered holder of the depositary receipts representing the depositary shares and will be considered the sole owner of the depositary receipts for purposes of the deposit agreement.

Global depositary receipts may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global depositary receipts may be held through Euroclear and Clearstream, each as indirect participants in DTC. Transfers of beneficial interests in the global depositary receipts will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time. DTC has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants deposit with it. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants in DTC’s system include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s system also is available to others such as both U.S. and non- U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which we collectively call indirect participants. Persons that are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC has also advised us that, upon the issuance of the depositary receipts evidencing the depositary shares, it will credit, on its book-entry registration and transfer system, the depositary shares evidenced thereby to the designated accounts of participants. Ownership of beneficial interests in the global depositary receipts will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global depositary receipts will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by DTC or its nominee (with respect to participants) and the records of participants and indirect participants (with respect to other owners of beneficial interests in the global depositary receipts).

Investors in the global depositary receipts that are participants may hold their interests therein directly through DTC. Investors in the global depositary receipts that are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the global depositary receipts on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. All interests in a global depositary receipt, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in depositary receipts to certain purchasers. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants, the ability of a person having beneficial interests in a global depositary receipt to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

So long as DTC or any successor depositary for a depositary receipt, or any nominee, is the registered holder of such depositary receipt, DTC or such successor depositary or nominee will be considered the sole owner or holder of the depositary shares represented by such depositary receipts for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a depositary receipt will not be entitled to have depositary shares represented by such depositary receipt registered in their names, will not receive or be entitled to receive physical delivery of depositary shares or depositary receipts in definitive form, and will not be considered the owners or holders thereof for any purpose under the deposit agreement. Accordingly, each person owning a beneficial interest in a depositary receipt must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the deposit agreement. We understand that, under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the depositary receipts desires to give any consent or take any action under the deposit agreement, DTC or any successor depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of dividends, if any, distributions upon liquidation or other distributions with respect to the depositary shares that are registered in the name of or held by DTC or any successor depositary or nominee will be payable to DTC or such successor depositary or nominee, as the case may be, in its capacity as registered holder of the global depositary receipts representing the depositary shares. Under the terms of the deposit agreement, the depositary will treat the persons in whose names the depositary shares, including the depositary receipts, are registered as the owners of such securities for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor any depositary, nor any agent of us or any such depositary will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the depositary receipts, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We have been advised by DTC that its current practice, upon receipt of any payment of dividends, distributions upon liquidation or other distributions with respect to the depositary receipts, is to credit participants’ accounts with payments on the payment date, unless DTC has reason to believe it will not receive payments on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the relevant security as shown on the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the global depositary receipts held through such participants and indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants or indirect participants, and will not be the responsibility of us, any depositary, nor any agent of us or of any such depositary. Neither we nor any such depositary or agent will be liable for any delay by DTC or by any participant or indirect participant in identifying the beneficial owners of the depositary shares, and we and any such depositary or agent may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Cross market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of

Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global depositary receipts in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream. DTC has advised us that it will take any action permitted to be taken by a holder of depositary shares only at the direction of one or more participants to whose account DTC has credited the interests in the global depositary receipts and only in respect of such portion of the aggregate amount of the depositary shares as to which such participant or participants has or have given such direction.

Owners of beneficial interests in a global depositary receipt will not be entitled to receive physical delivery of the related depositary shares or any depositary receipts in certificated form and will not be considered the holders of the depositary shares or depositary receipts for any purpose, and no depositary receipt will be exchangeable, except for another depositary receipt of the same denomination and tenor to be registered in the name of DTC or a successor depositary or nominee. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the beneficial owner is not a participant, on the procedures of the participant or indirect participant through which the beneficial owner owns its interest to exercise any rights of a holder under deposit agreement.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we, nor any depositary, nor any agent of us or of any such depositary will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section, including any description of the operations and procedures of DTC, Euroclear and Clearstream, has been provided solely as a matter of convenience. We do not take any responsibility for the accuracy of this information, and this information is not intended to serve as a representation, warranty or contract modification of any kind. The operations and procedures of DTC, Euroclear and Clearstream are solely within the control of such settlement systems and are subject to changes by them. We urge investors to contact such systems or their participants directly to discuss these matters.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income and, in the case of “non-U.S. Holders” (as defined below), estate tax consequences of the purchase, ownership and disposition of depositary shares as of the date hereof. For United States federal income tax purposes, holders of depositary shares will generally be treated as if they own an interest in the underlying Series C preferred stock. Except where noted, this summary deals only with depositary shares purchased in this offering at their initial offering price, and held as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding depositary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a “U.S. Holder” (as defined below) whose “functional currency” is not the United States dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of depositary shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. Holder” means a beneficial owner of depositary shares (other than a partnership) that is not a U.S. Holder.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal tax consequences different from those discussed below.

If a partnership holds depositary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding depositary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of depositary shares, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

Taxation of Dividends

For United States federal income tax purposes, a distribution that we pay on our Series C preferred stock will be treated as a dividend only to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any such dividend you receive with respect to the depositary shares will be includable in your gross income as ordinary income on the day actually or constructively received by you. Non-corporate U.S. Holders will generally be eligible for reduced rates of taxation on any dividends received from us with respect to the depositary shares, provided that certain holding period and other requirements are satisfied.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of a depositary share (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the depositary share), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

If you are a corporation, dividends that are received by you will generally be eligible for a 70% dividends-received deduction under the Code. To be eligible for this dividends-received deduction, a corporation must hold depositary shares for more than 45 days during the 91-day period that begins 45 days before the depositary shares become ex-dividend with respect to such dividend and must meet certain other requirements. Corporate U.S. Holders should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as the depositary shares. Corporate U.S. Holders should also consider the effect of section 1059 of the Code, which, under certain circumstances, requires you to reduce the basis of the depositary shares for purposes of calculating gain or loss in a subsequent disposition by the portion of any “extraordinary dividend” that is eligible for the dividends-received deduction.

Sale, Exchange or Redemption of the Depositary Shares

If you sell or otherwise dispose of your depositary shares (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the depositary shares. Such gain or loss generally will be long-term capital gain or loss if the depositary shares have been held for more than one year, although if you are a non-corporate U.S. Holder that has received an “extraordinary dividend” on the depositary shares, you will be required to treat any loss on the sale of the depositary shares as a long-term capital loss to the extent of the extraordinary dividends received that qualified for reduced rates of taxation (as described above). Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A redemption of depositary shares for cash will be treated as a taxable event, either as a sale or exchange of the depositary shares (taxable as described in the preceding paragraph) or as a distribution. However, any amounts paid to satisfy unpaid dividends that were declared prior to redemption will be treated as a distribution on the depositary shares (taxable as described under the caption “—Taxation of Dividends” above) and not as income paid in cancellation or redemption of the depositary shares.

The redemption will be treated as a sale or exchange if it (1) results in a “complete termination” of a U.S. Holder’s interest in our stock, (2) is “substantially disproportionate” with respect to a U.S. Holder, or (3) is not “essentially equivalent to a dividend” with respect to a U.S. Holder, all within the meaning of section 302(b) of the Code. A redemption payment made to a U.S. Holder will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s aggregate interest in our stock. In determining whether any of these tests have been met, stock considered to be owned by a U.S. Holder by reason of certain constructive ownership rules, as well as shares actually owned by such U.S. Holder, must generally be taken into account. However, because the determination as to whether any of the alternative tests of section 302(b) of the Code will be satisfied with respect to any particular U.S. Holder of depositary shares depends upon the facts and circumstances at the time that the determination must be made, prospective U.S. Holders of depositary shares are advised to consult their own tax advisors regarding the tax treatment of a redemption.

If a redemption of depositary shares does not satisfy one of the tests under section 302(b) of the Code as described above, the entire amount paid to the U.S. Holder will be treated as a distribution and will be taxable as described under the caption “—Taxation of Dividends” above. If a redemption of depositary shares is treated as a distribution that is taxable as a dividend, you should consult with your own tax advisor regarding the allocation of your tax basis between the redeemed depositary shares and any remaining depositary shares.

Non-U.S. Holders

The following discussion is a summary of certain United States federal tax consequences that will apply to you if you are a non-U.S. Holder of depositary shares. Special rules may apply to certain non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and certain expatriates, among others, that are subject to special treatment under the Code. Such non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Taxation of Dividends

If you are a non-U.S. Holder of depositary shares, dividends (including any redemption treated as a dividend for United States federal income tax purposes, as discussed above under “U.S. Holders—Sale, Exchange or Redemption of the Depositary Shares”) paid to you generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements (generally on an Internal Revenue Service (“IRS”) Form W-8ECI) are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of depositary shares who wishes to claim the benefits of an applicable income tax treaty and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if depositary shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder of depositary shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Taxation of Dispositions

If you are a non-U.S. Holder, any gain realized on the sale or other disposition of depositary shares generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

An individual non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other disposition under regular graduated United States federal income tax rates. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Depositary shares owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States federal estate tax purposes (unless an applicable treaty provides otherwise) and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of depositary shares and the proceeds from the sale, exchange or redemption of depositary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax (currently at a 28% rate) may apply to such payments if you fail to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Information reporting generally will apply to the amount of dividends paid to a non-U.S. Holder and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding (currently at a 28% rate) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption (such as its corporate status). Dividends subject to withholding of U.S. federal income tax as described under the caption “Non-U.S. Holders—Taxation of Dividends” above will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of depositary shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption (such as its corporate status).

Any amounts withheld under the backup withholding rules may be allowed as a refund or as a credit against a non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Additional Withholding Requirements

Under sections 1471 through 1474 of the Code (such sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on the depositary shares, and, for a disposition of depositary shares occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or

(ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Non-U.S. Holders—Taxation of Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of the depositary shares.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Series C preferred stock by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

We note that, on April 8, 2016, the U.S. Department of Labor (the “DOL”) published a comprehensive package of guidance that substantially expands the definition of who is a “fiduciary” under ERISA as a result of giving investment advice to a plan or its participants or beneficiaries. The final guidance is effective sixty days after its publication but is not applicable until April 10, 2017 (and certain portions of it are phased in and applicable at later dates). A purchaser should consider the impact and timing of these new rules governing fiduciaries in deciding whether to make an investment in the Series C preferred stock.

In considering an investment in the Series C preferred stock of a portion of the assets of any Plan, a fiduciary should also determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Issuer were deemed to include “plan assets,” as described below, the acquisition and/or holding of the Series C preferred stock by an ERISA Plan with respect to which we or any underwriter are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of the Series C preferred stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA (the “25% Test”) or that the entity is an “operating company,” as defined in the Plan Asset Regulations. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors,” excluding equity interest held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. The term “benefit plan investors” is generally defined to include employee benefit plans subject to Title I of ERISA or Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (e.g., an entity of which 25% or more of the value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under ERISA).

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Issuer intends to effect such a registration under the Securities Act and the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that the Series C preferred stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the Series C preferred stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If the assets of the Issuer were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Issuer, and (ii) the possibility that certain transactions in which the Issuer might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, the Series C preferred stock should not be purchased or held by any person investing “plan assets” of any Plan, unless the purchaser determines that such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of the Series C preferred stock, each purchaser and subsequent transferee of the Series C preferred stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Series C preferred stock constitutes assets of any Plan or (ii) the purchase and holding of the Series C preferred stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Series C preferred stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Series C preferred stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement dated                     , 2016 with the underwriters named below, for whom Keefe, Bruyette & Woods, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives. In the underwriting agreement, we agreed to sell to each of the underwriters, and each of the underwriters agreed to purchase from us, the number of depositary shares, each representing a 1/400th interest in a share of the Series C preferred stock, shown opposite its name below, at the applicable public offering price on the cover page of this prospectus supplement.

Underwriter	Number of Depositary Shares
Keefe, Bruyette & Woods, Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase depositary shares, are several and not joint. Those obligations also are subject to the satisfaction of conditions described in the underwriting agreement. The underwriters have agreed to purchase all of the depositary shares if any of them are purchased, however, the underwriters are not required to take or pay for the depositary shares covered by the underwriters’ over-allotment option described below. In the event of a default by any underwriter, the underwriting agreement provides that, in certain circumstances, non-defaulting underwriters may increase their purchase commitments, or the underwriting agreement may be terminated.

The underwriters initially propose to offer the depositary shares, in part, directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may sell the depositary shares to certain dealers at a price that represents a concession not in excess of $             per depositary share. Any underwriter may allow, and dealers may reallow, a concession not in excess of $             per depositary share to certain other dealers. After the initial offering of the depositary shares, the offering price and these concessions may change.

We have agreed for a period from the date of this prospectus supplement through and including the date 30 days after the date hereof that we will not, without the prior written consent of the representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of any of our securities that are substantially similar to the depositary shares, including any securities that are convertible into or exchangeable for, or that represent rights to receive, depositary shares or substantially similar securities; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the depositary shares or such other securities, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of any depositary shares or such other securities, in cash or otherwise.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to              additional depositary shares at the purchase price listed below, solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional depositary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of depositary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase up to              additional depositary shares.

Total
	Per Share	No Exercise	Full Exercise
Purchase Price(1)	$	$	$
Underwriting discounts and commissions to be paid by us(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Plus accrued dividends from the original date of issuance, which is expected to be on or about May , 2016.
(2)	Reflects depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $ per share, and depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $ per share.

Our offering expenses, not including underwriting commissions, are estimated to be $500,000.

Prior to this offering, there has been no public market for the depositary shares. We have applied to list the depositary shares on the NASDAQ Global Select Market under the symbol “IBKCO.” If the application is approved, trading of the depositary shares on the NASDAQ Global Select Market is expected to begin within 30 days after the date of initial delivery of the depositary shares. The underwriters have advised us that they presently intend to make a market in the depositary shares. However, the underwriters are not obligated to do so and may discontinue making a market in the depositary shares at any time without notice. The Series C preferred stock will not be listed, and we do not expect that there will be any trading market for the Series C preferred stock except as represented by depositary shares.

In connection with the offering of the depositary shares, the underwriters may engage in stabilizing transactions, and syndicate covering transactions in accordance with Regulation M under the Exchange Act. The underwriters may enter bids for, and purchase, depositary shares in the open market in order to stabilize the price of the depositary shares. Syndicate covering transactions involve purchases of the depositary shares in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering if the syndicate repurchases previously distributed depositary shares in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of the depositary shares to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the depositary shares will be made against payment therefor on or about             , 2016, which will be the              business day following the date hereof (such settlement being referred to as “T+        ” ). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the delivery of the depositary shares hereunder will be required, by virtue of the fact that the depositary shares initially settle in T+        , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to their date of delivery hereunder should consult their advisors.

Under the terms of the underwriting agreement, we have agreed to indemnify the underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to contribute in respect of those liabilities.

Conflicts of Interest

At our request, the underwriters have reserved up to            depositary shares for sale at the initial public offering price to persons having business relationships with us (other than directors and executive officers) who are clients of our wholly-owned subsidiary, IBERIA Capital Partners L.L.C. IBERIA Capital Partners L.L.C. will receive a brokerage commission of $            per reserved depositary share sold. The number of depositary shares available for sale to the general public will be reduced to the extent that these persons purchase the reserved depositary shares. Any reserved depositary shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as all other depositary shares offered. No reserved shares will be purchased by our directors or executive officers. The offering of depositary shares will conform to the requirements of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. IBERIA Capital Partners L.L.C. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

Selling Restrictions

The underwriters have represented and agreed that they have not and will not offer, sell, or deliver the depositary shares, directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the depositary shares, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of depositary shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of relevant underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of depositary shares shall result in a requirement for the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any depositary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any depositary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each financial intermediary will also be deemed to have represented, warranted and agreed that the depositary shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to offering those depositary shares to the public, other than their offer or resale in a Relevant Member State to “qualified investors” as so defined or in circumstances in which the prior consent of the relevant underwriters has been obtained to each such proposed offer or resale.

The Issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire depositary shares in this offering.

For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe for the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any depositary shares has only been communicated or caused to be communicated and will only be communicated or cause to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the depositary shares in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Order, or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” The depositary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such depositary shares will be engaged in only with, Relevant Persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and the accompanying prospectus or their contents.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov and our website described below.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s and our internet websites.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of securities by means of this prospectus supplement and the accompanying prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporated by reference into this prospectus supplement and the accompanying prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	the Definitive Proxy Statement on Schedule 14A, filed on April 4, 2016 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2015); and

•	any registration statement on Form 8-A that we file relating to the Series C preferred stock or the depositary shares.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and the accompanying prospectus and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

AVAILABLE INFORMATION

Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments thereto, are available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of our website at www.iberiabank.com. Our SEC filings are also available through the SEC’s website at www.sec.gov. Copies of these filings are also available by writing the Company at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

(337) 521-4003

The information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

The validity of the preferred stock offered by this prospectus will be passed upon by Robert B. Worley, Jr., Executive Vice President, Corporate Secretary and General Counsel of IBERIABANK Corporation and the validity of the depositary shares offered by this prospectus will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Covington & Burling LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 included in our Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting as of December 31, 2015, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock

Serial Preferred Stock

Depositary Shares

Rights

Warrants

Units

The securities listed above may be offered and sold by us and/or by one or more selling security holders to be identified in the future. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any shares of securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. See “About This Prospectus.”

Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBKC.”

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors ” in our most recent Annual Report on Form 10-K and in each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

The date of this prospectus is March 4, 2015.

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or delayed offering process. By using a shelf registration statement, we may, from time to time, sell any or all of these securities or any combination of rights, units, warrants, preferred stock, depositary shares and common stock, in one or more offerings. The preferred stock, warrants, and rights may be convertible into or exercisable or exchangeable for our common or preferred stock or our other securities or debt or equity securities of one or more other entities.

This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell any of these securities we will provide a prospectus supplement that contains specific information about the terms of that offering. The supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the SEC’s internet website at http://www.sec.gov or at its office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date of the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

When used in this prospectus, the terms “IBERIABANK Corporation,” “we,” “our” and “us” refer to IBERIABANK Corporation and its consolidated subsidiaries, including IBERIABANK, unless otherwise specified or the context otherwise requires.

RISK FACTORS

An investment in our securities involves risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein or therein. Additional risks and uncertainties not known to us at this time or that we currently deem immaterial may also materially and adversely affect our business operations and prospects.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov and our website described below.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s and our internet websites.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of securities by means of this prospectus and a prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015 (File No. 000-25756);

•	Current Reports on Form 8-K filed on January 28, 2015, January 29, 2015, February 2, 2015, February 26, 2015 and March 2, 2015, except to the extent any such information is deemed furnished;

•	Definitive Proxy Statement on Schedule 14A, filed on February 27, 2015; and

•	The description of IBERIABANK Corporation’s common stock contained in our Registration Statement on Form 8-A, filed on March 28, 1995, and any amendment or report filed for the purpose of updating this description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and any accompanying prospectus supplement and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

Documents incorporated by reference are available from IBERIABANK Corporation, without charge, excluding all exhibits other than exhibits that have been specifically incorporated by reference into this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

(337) 521-4003

www.iberiabank.com (“Investor Relations” tab)

The information on our website is not incorporated by reference in this prospectus or any prospectus supplement and you should not consider it a part of this prospectus or any prospectus supplement.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, the documents incorporated by reference into it, and any prospectus supplements that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk;

•	statements of our ability to achieve financial and other goals; and

•	statements related to expected returns and other benefits of the mergers.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, monetary and supervisory policies of banking regulators, legislative and regulatory proposals and changes, and risks related to our operational, technological and organizational infrastructure. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” sections contained in our reports to the SEC.

The cautionary statements in this prospectus, any accompanying prospectus supplement, and any documents incorporated by reference also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus or any prospectus supplement, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

OUR COMPANY

IBERIABANK Corporation, a Louisiana corporation, is a financial holding company with 294 combined locations, including 202 bank branch offices in Louisiana, Arkansas, Florida, Alabama, Tennessee, and Texas, 23 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 57 locations in 10 states. As of December 31, 2014, we had consolidated assets of $15.8 billion, total deposits of $12.5 billion and shareholders’ equity of $1.9 billion.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number at that office is (337) 521-4003. Our website is located at www.iberiabank.com.

We are the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana; Lenders Title Company, a title insurance and closing services agency; IBERIA Capital Partners L.L.C., a corporate finance services firm; IB Aircraft Holdings, LLC, a holding company for our fractional investment in an aircraft, 1887 Leasing, LLC, a holding company for our investment in a separate aircraft, IBERIA Asset Management, Inc., which provides wealth management and trust services to high net worth individuals, pension funds, corporations and trusts; and IBERIA CDE, L.L.C., which invests in purchased tax credits.

IBERIABANK offers traditional commercial bank products and services to our clients. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, cash management, deposit and annuity products and investment brokerage services. Certain of our non-bank subsidiaries engage in financial services-related activities, including brokerage services, sales of variable annuities, life, health, dental and accident insurance products, and wealth management services.

IBERIABANK Mortgage Company, a wholly-owned subsidiary of IBERIABANK, offers one-to-four family residential mortgage loans in Louisiana, Arkansas, Alabama, Tennessee, Mississippi,Texas, Missouri, Georgia, Florida and Idaho.

USE OF PROCEEDS

We intend to use the net proceeds from sales of our securities as set forth in the applicable prospectus supplement or pricing supplement relating to a specific issuance of securities. Our general corporate purposes may include:

•	financing possible acquisitions of failed institutions from the Federal Deposit Insurance Corporation;

•	financing possible acquisitions of other financial institutions in negotiated transactions;

•	financing acquisitions of branches from other financial institutions in negotiated transactions;

•	financing acquisitions of other businesses that are related to banking, or diversification into other banking-related businesses;

•	extending credit to, or funding investments in, our subsidiaries;

•	repurchasing our outstanding capital stock; and

•	repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise. We intend to use the net proceeds from sales of the securities in the manner and for the purpose set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Our consolidated ratio of earnings to fixed charges and preference dividends for each of the five fiscal years ended December 31, 2014, are as follows:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	4.14	2.72	2.65	1.86	1.60
Excluding interest on deposits	13.07	8.29	8.45	7.12	4.62

For purposes of calculating the ratios, earnings are the sum of:

•	income before tax expense; and

•	fixed charges.

For purposes of calculating the ratios, fixed charges are the sum of:

•	interest and debt expenses, including interest on deposits, and, in the second alternative shown above, excluding interest on deposits; and

•	that portion of net rental expense deemed to be the equivalent to interest on long-term debt.

We had no shares of preferred stock outstanding on December 31, 2014. No shares of preferred stock are currently outstanding.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary is a description of the material terms of IBERIABANK Corporation’s capital stock. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the Louisiana Business Corporation Act, or the LBCA, and the articles of incorporation and bylaws of IBERIABANK Corporation, each as amended. You are urged to read those documents carefully. Copies of the articles of incorporation of IBERIABANK Corporation and the bylaws of IBERIABANK Corporation are incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page 1.

Authorized Capitalization

As of the date of this prospectus, our authorized capital stock consists of:

•	50,000,000 shares of common stock, par value $1.00 per share; and

•	5,000,000 shares of serial preferred stock, par value $1.00 per share.

Our Board of Directors has called a Special Meeting of Shareholders to be held on March 31, 2015, to consider and vote upon an amendment to our articles of incorporation to increase our authorized common stock to 100,000,000 shares.

As of February 20, 2015, there were 33,560,780 shares of our common stock outstanding and approximately 2,299 holders of record of our common stock. As of that date, no shares of our preferred stock were outstanding.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock would not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. In addition, the terms of the Company’s outstanding junior subordinated debt securities prohibit it from declaring or paying any dividends or distributions on outstanding capital stock, or purchasing, acquiring or making a liquidation on such stock, if the Company has elected to defer interest payments on such debt.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, holders of our common stock would be entitled to receive ratably assets available for distribution to shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by shareholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may increase or decrease, except where otherwise provided in the preferred stock designation, and not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price(s), if any, for shares of the series;

•	the terms and amounts of any sinking fund relating to the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, and, if so, the specification of the other class or series or other security, the conversion price(s) or rate(s), any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which a conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting right, if any, of the holders of the series.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have an anti-takeover effect.

Classified Board of Directors

Our articles of incorporation provide that our board of directors is divided into three classes of directors, with the three classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors are elected each year.

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed without cause but only upon the affirmative vote of not less than 75% of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for that purpose, and may be removed with cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by shareholders. In addition, our articles of incorporation provide that any vacancies on our board of directors shall be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our articles of incorporation provide that a shareholder seeking to bring business before an annual meeting of shareholders or nominate candidate(s) for election as director must provide timely notice of the proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days prior to the first anniversary of the previous year’s annual meeting. Our articles of incorporation also specify requirements as to the form and content of a shareholder’s notice.

No Cumulative Voting

Our articles of incorporation provide that our shareholders are not entitled to the right to cumulate votes in the election of directors.

Amendment of Articles of Incorporation and Bylaws

No amendment to our articles of incorporation may be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding and as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors, preemptive rights, personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

Our articles of incorporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock, if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Authorized but Unissued Capital Stock

Generally, the LBCA does not require shareholder approval for an issuance of authorized shares. However, the LBCA does require shareholder approval of non-cash share issuances in excess of 20% of a corporation’s total voting power on a pre-transaction basis. In addition, the listing requirements of the NASDAQ Stock Market, which would apply so long as our common stock were listed on such Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock, but not a public offering of common stock for cash.

These additional shares may be used for a variety of corporate purposes, including future public or private offerings, to raise additional capital or to facilitate acquisitions.

The Board of Directors represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly. Subject to these limitations, the Board of Directors may issue preferred stock in connection with capital raising transactions, acquisitions, and joint ventures and for other corporate purposes that may have the effect of making such an acquisition more difficult or costly, as could also be the case if the Board of Directors were to issue additional shares of common stock. This representation is part of our Corporate Governance Guidelines, a link to which is in the “Investor Relations” portion of our website at: http://www.iberiabank.com.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “IBKC.”

DESCRIPTION OF OTHER SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our depositary shares, rights, warrants, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update, or change the terms and conditions of the securities as described in this prospectus.

Depositary Shares

In this section, we describe the general terms and provisions of the depositary shares that we may offer. This summary does not purport to be exhaustive and is qualified in its entirety by reference to the relevant deposit agreement and depositary receipts with respect to any particular series of depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may offer depositary shares representing receipts for fractional interests in serial preferred stock in the form of depositary shares. Each depositary share would represent a fractional interest in serial preferred stock and would be represented by a depositary receipt.

The serial preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States, which we refer to in this prospectus as the “depositary.” We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a share of serial preferred stock represented by the depositary share, including any dividend, voting, redemption, conversion, and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in the serial preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of the applicable depositary agreement if we offer depositary shares, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable depositary agreement, the applicable prospectus supplement and any other offering material in their entirety.

Rights

In this section, we describe the general terms and provisions of the rights to securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire, and any applicable U.S. Federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements, or rights certificates described in a prospectus supplement differ from any of the terms described here, then the terms described here will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

Warrants

We may issue warrants from time to time in one or more series for the purchase of our common stock or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock or shares of preferred stock or offered by any prospectus supplement and may be attached to or separate from common stock or preferred stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent, or any other bank or trust company specified in the related prospectus supplement relating to the particular issue of warrants. The warrant agent will act as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants.

The following is a general description of the warrants we may issue. The applicable prospectus supplement will describe the specific terms of any issuance of warrants. The terms of any warrants we offer may differ from the terms described in this prospectus. As a result, we will describe in the prospectus supplement the specific terms of the particular series of warrants offered by that prospectus supplement. Accordingly, for a description of the terms of a particular series of warrants, you should carefully read this prospectus, the applicable prospectus supplement, and the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms. If warrants are offered by us, the prospectus supplement will describe the terms of the warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the number of shares of common stock purchasable upon exercise of the warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation and terms of the preferred stock with which the warrants are issued and the number of warrants issued with each share of preferred stock;

•	the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants will commence and the date on which this right will expire;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock or shares of preferred stock purchasable upon exercise, including the right to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants. Each warrant will entitle the holder to purchase a number of shares of common stock or shares of preferred stock at an exercise price as will in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase shares of commons tock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

Units

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a bank or trust company, as unit agent. The unit agent will act solely as our agent in connection with the units governed by the unit agreement and will not assume any obligation or relationship of agency or trust for or with any holders of units or interests in those units. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement and unit certificate, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement and unit certificate if we offer units, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable unit certificate and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

The following sets forth a general summary of the plan of distribution for securities we may offer. The applicable prospectus supplement may update and supersede this summary.

We or any selling security holders identified in the applicable prospectus supplement may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including;

•	the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwrites may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates a connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities offered from time to time under this prospectus will be passed upon by Jones Walker LLP, Washington, D.C. If legal matters are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation appearing in IBERIABANK Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

             Depositary Shares

Each Representing a 1/400th Interest

in a Share of             % Fixed-to-Floating Non-Cumulative

Perpetual Preferred Stock, Series C

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

May        , 2016